EXHIBIT 99.1

RADA Secures Over $10 Million in Follow-on Design and Production Contracts for Aircraft Upgrade Program in Latin America

Press Release:  RADA Electronic Industries Ltd. – Wed, January 4, 2012

NETANYA, Israel, Jan. 4, 2012 (GLOBE NEWSWIRE) -- RADA Electronic Industries Ltd. (Nasdaq:RADA - News) announced that it has signed contracts for an aircraft upgrade program, valued at over $10 million, with one of RADA's strategic customers in Latin America. These contracts are follow-on orders to contracts that were signed during 2010 and early 2011, which bring the total value of RADA's participation in this program to $17 million. Under the new agreement RADA will design and produce installation kits and supply various avionics units for the upgrade program, while providing customer support for the program's implementation.

RADA has received a total value of over $21 million of new orders over the course of 2011, of which $13 million were received in the fourth quarter.

Zvika Alon, RADA CEO, commented: "We are pleased with the continued trust our Latin American customers have put in RADA. I believe our ongoing business with them is the result of our performance, commitment and flexibility, which enables us to collaborate with our customers and local companies based on their needs."

Alon added: "We are satisfied with the total volume of new orders for 2011, which keeps our backlog at a similar level with the one at the end of 2010. While the majority of new orders in 2011 came from our traditional product lines, looking ahead to 2012, we expect to see increased orders from our recent investments in Inertial Navigation Systems and Tactical Radars for Force and Border Protection, while maintaining our market presence in our Avionics and Recorders business."

About RADA

RADA Electronic Industries Ltd. is an Israel based defense electronics contractor. The Company specializes in the development, production and sales of Data Recording and Management Systems (Digital Video & Data recorders, Ground Debriefing Stations, Head-Up Display Cameras), Inertial Navigation Systems for air and land applications, Avionics Solutions (Aircraft Upgrades, Avionics for UAVs, Stores Management Systems, Mission & Interface Computers) and Tactical Radars for Force and Border Protection Solutions.

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:

Company Contact:
Dubi Sella (V.P Business Development)
Tel: +972-9-892-1111
mrkt@rada.com
Investor Relations Contact:
Ehud Helft/ Porat Saar
+1 646 233 2161
Rada@ccgisrael.com